InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

January 13, 2016

BY EDGAR

Ms. Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	InnerWorkings, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 6, 2015 File No. 000-52170

Dear Ms. Raminpour:

Set forth below are the responses of InnerWorkings, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated December 22, 2015, relating to the Company’s Form 10-K for the year ended December 31, 2014, filed with the Commission on March 6, 2015. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2014

Recent Sales of Unregistered Securities, page 15

Comment No. 1

We note that you issued 666,671 shares of common stock during 2014 to the sellers of Eyelevel as contingent consideration. Please reconcile this with the 1,092,442 shares issued as consideration for acquisition per the statement of stockholders’ equity. In addition, please consider the need for more detailed disclosures in Note 3, Acquisitions, concerning the amounts of shares issued each year as contingent consideration and how the value of such shares was determined.

Ms. Melissa Raminpour

January 13, 2016

Response:

The Company respectfully advises the Staff that the 1,092,442 shares of the Company’s common stock issued as consideration for acquisitions during the year ended December 31, 2014 include (i) 666,671 shares, which were unregistered at the time of issuance, and (ii) 425,771 shares, which were also unregistered at the time of issuance, but the resale of which was registered on Form S-3 prior to the time of issuance in accordance with the Staff’s guidance in Question 116.05 of the Compliance and Disclosure Interpretations for the Securities Act Forms. Please see Exhibit A for a schedule reflecting the number of shares of common stock issued in connection with each acquisition.

Although the resale of the 425,771 shares issued in 2014 was registered at the time such shares were issued, the Company acknowledges that the issuance of such shares by the Company was unregistered and, accordingly, undertakes to include all future unregistered share issuances in its future periodic reports on Forms 10-Q and 10-K.

In addition, in our future periodic reports on Forms 10-Q and 10-K, we undertake to supplement Note 3, Acquisitions, to include the following proposed disclosure:

Shares Issued as Consideration for Acquisitions

Purchase agreements entered into by the Company for business combinations often state that the purchase price, including contingent consideration, is to be paid in shares of the Company’s common stock. The value of the shares for each issuance is determined based on the closing price of the Company’s common stock on dates specified in each applicable agreement. Generally, the date used to determine the share value is one or more of the following, depending on whether contingent consideration is payable and the timing thereof: (i) the date of the purchase agreement, (ii) the last date in a contingent consideration measurement period, and (iii) the date of issuance to the sellers.

The following table presents the number and value of shares to be issued as consideration for acquisitions during the years ended December 31, 2015, 2014 and 2013:

Ms. Melissa Raminpour

January 13, 2016

	Shares of Common Stock Issued	Value of Shares	Average Share Value
Year ended December 31, 2015:
Payments for acquisitions	-	$-	$-
Payments of contingent consideration	238,253	1,570,340	6.59
Total	238,253	$1,570,340	$6.59

Year ended December 31, 2014:
Payments for acquisitions	-	$-	$-
Payments of contingent consideration	1,092,442	9,034,494	8.27
Total	1,092,442	$9,034,494	$8.27

Year ended December 31, 2013:
Payments for acquisitions	222,815	$2,488,842	$11.17
Payments of contingent consideration	199,339	2,723,042	13.66
Total	422,154	$5,211,884	$12.35

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 27

Comment No. 2

We note that your presentation of the non-GAAP measure Adjusted EBITDA is reconciled to income (loss) from operations rather than net income. Please revise to reconcile the non-GAAP measure Adjusted EBITDA to net income which represents the most comparable US GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. Your earnings releases on Form 8-K should be similarly revised.

Response:

In response to the Staff’s comment, we undertake to include a reconciliation of Adjusted EBITDA to net income, rather than income (loss) from operations, in our future periodic reports on Forms 10-Q and 10-K. In addition, we undertake to include a reconciliation of Adjusted EBITDA to net income in our future earnings releases furnished as exhibits to Forms 8-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 32

Ms. Melissa Raminpour

January 13, 2016

Comment No. 3

We note in the first paragraph of the report that the audits also included the financial statement schedule listed in the Index at Item 15(a). Please amend the filing to include a report from your independent registered public accounting firm that also opines on your financial statement schedule.

Response:

In response to the Staff’s comment, we undertake to amend our Form 10-K for the year ended December 31, 2014 to include the required revisions to the report from our independent registered public accounting firm requested by the Staff. We expect to file the amendment to our Form 10-K upon completion of the Staff’s review of our responses contained herein.

Consolidated Statements of Cash Flows, page 38

Comment No. 4

We note from your disclosure in Note 3 that you have issued common shares in each year presented as contingent consideration for acquisitions. In this regard, please revise your statements of cash flow, or the notes to the financial statements to include the issuance of these shares in a schedule of noncash investing and financing activities as required by ASC 230-10-50, paragraphs 3 through 6.

Response:

In response to the Staff’s comment, we undertake to provide a schedule of noncash investing and financing activities in a note to the consolidated financial statements contained in our future periodic reports on Forms 10-Q and 10-K. Such schedule will be identified as “Supplemental Cash Flow Information” and will include shares issued as consideration for acquisitions, including payments of contingent consideration. The schedule will appear as follows:

Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

Ms. Melissa Raminpour

January 13, 2016

	Year Ended December 31,
	2015	2014	2013
Cash paid for:
Interest	TBD	$3,790,179	$2,414,527
Income taxes	TBD	$6,855,388	$811,108

Noncash investing and financing activities:
Shares issued as payment for acquisitions	$-	$-	$2,488,842
Shares issued as payment of contingent consideration	1,570,340	9,034,494	2,723,042
Total noncash investing and financing activities	$1,570,340	$9,034,494	$5,211,884

Notes to Consolidated Financial Statements 3. Acquisitions, page 44

Comment No. 5

Your disclosure indicates that during 2012, 2013, and 2014, you recorded significant amounts of income related to the change in fair value of contingent consideration. Please revise to disclose further details on the assumptions used to value the amounts of contingent consideration. Your response and revised disclosure should provide clarity on the reasons for the significant decreases in the contingent consideration liability and related income and information on how you determined the fair value of the contingent consideration at each reporting period. Refer to ASC 805-10-50-5.

Response:

We respectfully advise the Staff that because the fair value of the contingent consideration liability is a fair value measurement categorized within Level 3 of the fair value hierarchy, we believe we have complied with the disclosure requirements of ASC 820-10-50-1 in Note 12, Fair Value Measurements. Note 12 describes the process for determining the fair value of the liability at each reporting period, as well as the inputs to such process, which include (i) assumptions regarding the forecasted results of the acquired entities, (ii) historical data and experience with similar acquisitions and (iii) relevant discount rates. Additionally, Note 3 discloses the reasons for the significant decreases in the contingent consideration liability and related income for each of the years presented. As disclosed in Note 3, such factors include decreases in the Productions Graphics contingent consideration liability in 2012, 2013 and 2014 for reasons explained in Note 9, Transactions Involving the Former Owner of Productions Graphics, and a decrease in the DB Studios contingent consideration liability in 2014 due to a decrease in forecasted results.

However, in response to the Staff’s comment, in our future periodic reports on Forms 10-Q and 10-K, we undertake to amend Note 3, Acquisitions, to include a discussion of this valuation process, as it is relevant to the other disclosures contained in such note regarding contingent consideration.

Ms. Melissa Raminpour

January 13, 2016

9. Transactions Involving Former Owner of Production Graphics, page 48

Comment No. 6

We note that your disclosure in Note 9 discloses amounts in terms of Euros. In light of the fact that the US Dollar appears to be your reporting currency, please revise to disclose these amounts in terms of US Dollars. Disclosures should be similarly revised throughout your document, as applicable.

Response:

In response to the Staff’s comment, in instances where we report amounts in foreign currencies, we undertake to disclose the equivalent amounts in terms of US Dollars in our future periodic reports on Forms 10-Q and 10-K.

17. Business Segments, page 59

Comment No. 7

We note from your disclosure on page 5 that your product offerings include printed marketing materials, branded merchandise and product packaging, events and promotions spending management, retail environments solution, and fulfillment and logistics services. Please revise your disclosure in Note 17 to disclose revenue by each product and service, or each group of similar products and services, as required by ASC 280-10 50-40.

Response:

As disclosed in our Form 10-K for the year ended December 31, 2014, we provide marketing materials of virtually any kind to our clients to meet their specific needs. We record revenue transactions to our financial system by customer. Due to the wide range of marketing materials we may offer, we do not record each revenue transaction to a specific product or service category. Accordingly, we respectfully advise the Staff that it is impracticable for us to report our revenue in the manner requested.

ASC 280-10-50-40 provides that revenue for each product and service shall be disclosed unless it is impracticable to do so, and if it is impracticable, that fact shall be disclosed. In response to the Staff’s comment, in our future annual reports on Form 10-K, we undertake to amend the Business Segments note to our consolidated financial statements to include the following statement:

Ms. Melissa Raminpour

January 13, 2016

“The Company does not record revenue for financial reporting purposes by product and service category, and therefore, it is impracticable for the Company to report revenue in such manner.”

19. Quarterly Financial Data (Unaudited), page 61

Comment No. 8

During the year ended December 31, 2014, the quarterly data shows significant fluctuation in operating results between the quarters. Specifically, the fourth quarter of the year shows a significant increase in net income. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, such as impairment charges or changes in the fair value of contingent consideration, which may have contributed to the significant fluctuation in operating results. Refer to Item 302(a)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, in our future annual reports on Form 10-K, we undertake to include a discussion of any significant changes in operating results caused by changes in the fair value of contingent consideration and any other unusual or infrequently occurring items in a particular quarter. By way of example, in the quarterly financial data table for the year ended December 31, 2014, to be included in our upcoming Form 10-K for the year ended December 31, 2015, we will include the disclosure contained in footnote 1 below:

	Year Ended December 31, 2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(In thousands, except per share data)
Revenue	$241,490	$260,350	$251,652	$246,641
Gross profit	54,584	58,927	57,098	58,850
Net income	289	1,605	5,114	37,454
Net income per share:
Basic	$0.01	$0.03	$0.10	$0.71
Diluted	$0.01	$0.03	$0.10	$0.69

(1)	The results for the fourth quarter of 2014 include income of $36.1 million relating to changes in the fair value of contingent consideration. This amount primarily consists of $31.0 million and $5.6 million to reduce the liabilities relating to the DB Studios and Productions Graphics acquisitions, respectively, because changes in the forecasted results of each business resulted in a decreased likelihood that the applicable performance targets would be achieved and that contingent consideration would be paid.

Form 8-K filed November 5, 2015

Ms. Melissa Raminpour

January 13, 2016

Comment No. 9

We note from first page of the press release included in exhibit 99.1 that in the bulleted “Third Quarter Highlights” section, you report Adjusted EBITDA, non-GAAP diluted earnings per share, and non-GAAP adjusted operating cash flow without corresponding presentation of the most directly comparable GAAP measures. As required by instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise to present the most directly comparable GAAP measures with equal or greater prominence to the non-GAAP measures disclosed.

Response:

In future earnings releases furnished as exhibits to Forms 8-K, we undertake to present, for each non-GAAP measure, the most directly comparable GAAP measure with equal or greater prominence.

* * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 999-1900.

Respectfully submitted,

/s/ Jeffrey P. Pritchett

Chief Financial Officer

cc:	Eric D. Belcher

Ronald Provenzano

Ms. Melissa Raminpour

January 13, 2016

Exhibit A

Exhibit A

Issuance Date	Description	Earn-out value	FX Rate	USD Value	Price	Shares Issued
5/12/2014	iDEA Media Earn-out	$ 175,000	n/a	$ 175,000	$ 7.20	24,306
6/3/2014	PPS Earn-out	£ 650,000	$1.6172	$ 1,051,186	$ 7.20	145,998
6/9/2014	DB Studios Earn-out	$ 708,996	n/a	$ 708,996	$ 7.47	94,937
8/11/2014	XM Earn-out	€ 1,000,000	$1.3645	$ 1,364,500	$ 8.50	160,530
9/4/2014	Eyelevel Earn-out	$ 5,734,702	n/a	$ 5,734,702	$ 8.60	666,671

Shares issued for acquisitions per statement of stockholders' equity				$ 9,034,384		1,092,442